Exhibit 99.1
THOMSON REUTERS CORPORATION,

as Issuer

to

COMPUTERSHARE TRUST COMPANY OF CANADA,

as Trustee

SEVENTH SUPPLEMENTAL INDENTURE

Dated as of November 12, 2014

to

AMENDED AND RESTATED INDENTURE

Dated as of December 21, 2010

This Seventh Supplemental Indenture, dated as of the 12th day of November, 2014, between Thomson Reuters Corporation, a corporation organized under the laws of the Province of Ontario (hereinafter called the “Company”) and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as trustee (hereinafter called the “Notes Trustee”).

WITNESSETH:

WHEREAS, the Company, the Notes Trustee and Deutsche Bank Trust Company Americas (hereinafter called the “Co-Trustee”) entered into an amended and restated indenture, dated as of December 21, 2010 (the “Amended and Restated Indenture”), pursuant to which one or more series of debt securities of the Company (the “Securities”) may be issued from time to time; and

WHEREAS, Section 301 of the Amended and Restated Indenture permits the terms of any series of Securities to be established in an indenture supplemental to the Amended and Restated Indenture; and

WHEREAS, Section 901 of the Amended and Restated Indenture provides that a supplemental indenture may be entered into by the Company and a Trustee without the consent of any Holders of the Securities for certain purposes stated therein; and

WHEREAS, the Company has requested the Notes Trustee to join with it in the execution and delivery of this Seventh Supplemental Indenture in order to supplement the Amended and Restated Indenture by, among other things, establishing certain terms of one series of Securities to be known as the Company’s “3.309% Notes due 2021” (the “Notes”), and adding certain provisions thereof for the benefit of the Holders of the Notes; and

WHEREAS, the Company has furnished the Notes Trustee with an Opinion of Counsel and a duly authorized and executed Company Order dated November 12, 2014 authorizing the execution of this Seventh Supplemental Indenture and the issuance of the Notes;

WHEREAS, all things necessary to make this Seventh Supplemental Indenture a valid agreement of the Company and the Notes Trustee and a valid supplement to the Amended and Restated Indenture have been done; and

WHEREAS, the foregoing recitals are made as representations and statements of fact by the Company and not the Notes Trustee.

NOW, THEREFORE, THIS SEVENTH SUPPLEMENTAL INDENTURE for and in consideration of the premises and the purchase of the Notes to be issued hereunder by Holders thereof, the Company and the Notes Trustee mutually covenant and agree, for the equal and proportionate benefit of the Holders from time to time of the Notes, as follows:

ARTICLE I

DEFINITIONS

The Amended and Restated Indenture together with this Seventh Supplemental Indenture is hereinafter sometimes collectively referred to as the “Indenture.” All capitalized terms which are used herein and not otherwise defined herein are defined in the Amended and Restated Indenture and are used herein with the same meanings as in the Amended and Restated Indenture.

For all purposes of this Seventh Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or the context otherwise requires:

“Canada Yield Price” means, with respect to the Notes, a price equal to the price of the Notes calculated to provide a yield to maturity equal to the sum of (1) the Government of Canada Yield on the business day on which the redemption is authorized and (2) 39.5 basis points.

“Change of Control” means the occurrence of any one of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Thomson Reuters, taken as a whole, to any person or group, other than to one of the Thomson Reuters Entities; (2) the first day on which a majority of the members of the Board of Directors are not Continuing Directors; (3) the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than the Woodbridge Group, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Company Voting Stock, measured by voting power rather than number of shares; or (4) the consummation of a so-called “going private/Rule 13e-3 transaction” that results in any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 under the Exchange Act (or any successor provision), following which the Woodbridge Group beneficially owns, directly or indirectly, more than 50% of the Company Voting Stock, measured by voting power rather than number of shares. For the purposes of this definition, “person” and “group” have the meanings used in Sections 13(d) and 14(d) of the Exchange Act.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Company Voting Stock” means, collectively, stock of the class or classes of the Company having general voting power under ordinary circumstances to elect at least a majority of the Board of Directors (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency) and, at any particular time, any other securities of the Company (excluding debt securities and the Thomson Reuters Founders Share in the Company held by Thomson Reuters Founders Share Company) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (1) was a member of the Board of Directors on the date of the issuance of the Notes; or (2) was nominated for election, elected or appointed to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the Company’s management information circular in which such member was named as a nominee for election as a director).

“DBRS” means DBRS Limited.

“Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

“Fitch” means Fitch Ratings Ltd.

“Government of Canada Yield” means the interest rate quoted to the Company by one of BMO Nesbitt Burns Inc., TD Securities Inc. and RBC Dominion Securities Inc. or their respective successors (selected by the Company and approved by the Notes Trustee) as being the annual yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on the Redemption Date with a maturity equal to November 12, 2021.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P, BBB (low) (or the equivalent) by DBRS or BBB- (or the equivalent) by Fitch, and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by the Company.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means, with respect to the Notes, (a) each of Moody’s, S&P, DBRS and Fitch; and (b) if any of the Rating Agencies ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company (as certified by a resolution of the Board of Directors) as a replacement for Moody’s, S&P, DBRS or Fitch, or some or all of them, as the case may be.

“Rating Event” means, with respect to the Notes, the rating of the Notes is lowered by (a) at least three out of four Rating Agencies, if there are four Rating Agencies or (b) each of the Rating Agencies, if there are less than four Rating Agencies, and the Notes are rated below an Investment Grade Rating by each of the Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by such number of Rating Agencies) after the earlier of (1) the occurrence of a Change of Control and (2) public notice of the occurrence of a Change of Control or the Company’s intention to effect a Change of Control; provided, however, that a rating event otherwise arising by virtue of a particular reduction in rating will be deemed not to have occurred in respect of a particular Change of Control (and will not be deemed a rating event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Notes Trustee in writing at the Company’s or the Notes Trustee’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control whether or not the applicable Change of Control has occurred at the time of the rating event.

“S&P” means Standard & Poor’s Rating Services.

“Thomson Reuters” means the Company and its consolidated subsidiaries and “Thomson Reuters Entity” means any one of them.

“Wholly-Owned Subsidiary” means any Subsidiary of which the Company, at the time of determination, directly and/or indirectly, through one or more other Subsidiaries, owns 100% of the shares of Voting Stock of such Subsidiary.

“Woodbridge” means The Woodbridge Company Limited, a corporation incorporated under the laws of the Province of Ontario.

“Woodbridge Group” means at any particular time such of (a) Woodbridge , (b) the Affiliates of Woodbridge, and (c) the respective successors and assigns of Woodbridge or any such Affiliate, as, at such time, are controlled directly or indirectly by one or more corporations all of the shares of which are held by one or more individuals who are members of the family of the late first Lord Thomson of Fleet or trusts for their benefit.

ARTICLE II

STANDARD PROVISIONS; THE NOTES

Section 201.      Creation of the Notes; Designation.

In accordance with Section 301 of the Indenture, the Company hereby creates the Notes as a series of its Securities issued pursuant to the Indenture. The Notes shall be designated as the “3.309% Notes due 2021.”

Section 202.      Form of the Notes.

The Notes shall be represented by a fully-registered global note in book-entry form (a “Global Note”) which shall be deposited with, or on behalf of, CDS Clearing and Depository Services Inc. (“CDS”) and registered in the name of CDS & Co. The Notes shall be in the form of Exhibit I attached hereto. So long as CDS, or its nominee, is the registered owner of the Global Note, CDS or its nominee, as the case may be, shall be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture. Ownership of beneficial interests in the Global Note shall be shown on, and transfers thereof shall be effected only through, records maintained by CDS (with respect to beneficial interests of participants or persons that hold interests through participants) or by participants or persons that hold interest through participants (with respect to beneficial interests of beneficial owners). Beneficial interests in the Global Note will be held in denominations of C$1,000 and integral multiples thereof. The Global Note may be transferred, in whole and not in part, only to another nominee of CDS or to a successor of CDS or its nominee.

Section 203.      Terms and Conditions of the Notes.

The Notes shall be governed by all the terms and conditions of the Indenture, as supplemented by this Seventh Supplemental Indenture, and in particular, the following provisions shall be terms of the Notes:

(a)            Date of Payment of Principal. The principal of the Notes shall be payable on November 12, 2021.

(b)            Interest.

(A)            The Notes shall bear interest at the rate of 3.309% per annum; provided, that any principal and premium and any installment of interest which is overdue shall bear interest at the same rate (to the extent that the payment of such interest shall be legally enforceable). Such interest will be calculated on the basis of a 365-day year.

(B)            Interest in respect of the Notes shall accrue from and including November 12, 2014 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

(C)            The Interest Payment Dates on which interest shall be payable in respect of the Notes shall be May 12 and November 12 in each year, commencing May 12, 2015.

(D)            The Regular Record Dates for interest in respect of the Notes shall be April 28 and October 29 (whether or not a Business Day) in respect of the interest payable on May 12 and November 12, respectively.

(c)                  Payment of Principal and Interest. Settlement for the Notes shall be made in immediately available funds. All payments of principal and interest shall be made by the Company in immediately available funds. The Notes shall trade in the depository system of CDS until Maturity, and secondary market trading activity for the Notes shall settle in immediately available funds.

(d)                 Optional Redemption. Before October 12, 2021, the Notes shall be redeemable at the election of the Company, in whole or in part, at any time on not less than 30 days’ and not more than 60 days’ prior notice at a Redemption Price equal to the greater of (i) the Canada Yield Price and (ii) par, in each case together with accrued and unpaid interest thereon to the Redemption Date. Such accrued interest and the Redemption Price will be calculated on the basis of a 365-day year. Unless the Company defaults in the payment of the Redemption Price, on or after the Redemption Date, interest will cease to accrue on the Notes or the portions thereof called for redemption. On or after October 12, 2021, the Notes shall be redeemable at the election of the Company, in whole or in part, at any time on not less than 30 days’ and not more than 60 days’ prior notice at a Redemption Price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest thereon to the Redemption Date.

(e)                 Applicability of Defeasance or Covenant Defeasance. The provisions of Article 14 of the Amended and Restated Indenture shall apply to the Notes.

(f)                  Assumption by a Subsidiary.

(A)              The Company shall have the right at any time, without notice to or consent of the Holders of the Notes, to designate a Wholly-Owned Subsidiary incorporated and existing under the laws of Canada or any province thereof, any state of the United States, the United Kingdom, or any other country that is a member of the European Union to assume, as co-obligor (in this Section, a “Co-Obligor”) on a joint and several basis with the Company, all obligations of the Company under the Indenture (insofar as it applies to the Notes) and the Notes, provided that:

(I)                          by an indenture supplemental to the Indenture, executed and delivered to the Notes Trustee, in form satisfactory to the Notes Trustee, the Co-Obligor shall expressly assume, as co-obligor on a joint and several basis with the Company, the Company’s obligation for the due and punctual payment of the principal of (and premium, if any), including the Redemption Price and Repayment Price, and interest on all the Notes and the performance of every covenant of the Indenture (insofar as it applies to the Notes) on the part of the Company to be performed or observed;

(II)                       such supplemental indenture shall also provide that:

(i)      all payments made by the Co-Obligor under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed by or on behalf of the government of any jurisdiction in which the Co-Obligor is incorporated or has its principal place of business or from which it makes payment on or in respect of the Notes or by any authority or agency therein or thereof having the power to tax (in this Section, “Foreign Taxes”), unless the Co-Obligor is required to withhold or deduct any amount for or on account of Foreign Taxes by law or by the interpretation or administration thereof;

(ii)      if the Co-Obligor is so required to withhold or deduct any amount for or on account of Foreign Taxes from any payment made under or with respect to the Notes, the Co-Obligor will pay such additional amounts as may be necessary so that the net amount received by each Holder of Notes after such withholding or deduction will not be less than the amount the Holder of Notes would have received if such Foreign Taxes had not been withheld or deducted;

(iii)      immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing;

(iv)      following such transaction, the Company shall not be discharged from its obligations and covenants under the Indenture and the Notes; and

(v)      the Company shall have delivered to the Notes Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such assumption and such supplemental indenture comply with this Section and that all conditions precedent provided for relating to such transaction have been complied with.

(B)               The obligations of the Co-Obligor under the Notes shall rank equally with all of the Co-Obligor’s other unsecured and unsubordinated obligations.

(g)            Offer to Repurchase on Change of Control Triggering Event.

(A)               If a Change of Control Triggering Event occurs, unless the Company has exercised its right to redeem the Notes, the Company will be required to make an offer to repurchase all, or, at the Holder’s option, any part (equal to C$1,000 or an integral multiple thereof), of each Holder’s Notes on the terms set forth in this Section 203(g) (in this Section, the “Change of Control Offer”). In the Change of Control Offer, the Company shall offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased to the date of repurchase (in this Section, the “Change of Control Payment”).

(B)                Within 30 days following any Change of Control Triggering Event, the Company shall mail a notice to each Holder, with a copy to the Notes Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (in this Section, the “Change of Control Payment Date”), pursuant to the procedures required by this Section 203(g) and described in such notice. The Company shall comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions under this Section 203(g), the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 203(g) by virtue of such conflict.

(C)               On the Change of Control Payment Date, the Company will, to the extent lawful:

(I)                          accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(II)                       deposit with the Notes Trustee an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(III)                     deliver or cause to be delivered to the Notes Trustee the Notes properly accepted, together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

(D)               The Notes Trustee will promptly mail to each Holder of properly tendered Notes the purchase price for such Notes, and the Notes Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of any such Note surrendered; provided that each new Note will be in a principal amount of C$1,000 and integral multiples thereof.

(E)                The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and such third party purchases all Notes properly tendered and not withdrawn under its offer.

(h)                 Place of Payment. So long as the Notes are in global form, the Place of Payment for the Notes will be Toronto, Ontario.

(i)                   Trustee. Pursuant to the Amended and Restated Indenture:

(A)	the Notes Trustee is hereby appointed as trustee of the Notes and all future series of Securities for which it may be designated to act as Trustee by Company Order delivered to it prior to the issuance of such series of Securities and the Notes Trustee hereby accepts such appointment; and

(B)	the Co-Trustee acknowledges and agrees with the Company and the Notes Trustee that the Co-Trustee is not a trustee of the Notes or for any future such series of Securities for which it is not designated to act as Trustee by Company Order delivered to it prior to the issuance of such series of Securities.

Section 204.       Execution of the Notes.

For purposes of Section 303 of the Amended and Restated Indenture, a Treasurer may execute the Notes.

ARTICLE III

EVENTS OF DEFAULT

Section 301.      Events of Default.

For the benefit of Holders of the Notes, the following Events of Default are added to Section 501 of the Amended and Restated Indenture pursuant to clause (7) of the Amended and Restated Indenture and shall be considered as clause (7) to Section 501 for all purposes of the Amended and Restated Indenture:

(a)            If the principal of any Debt of the Company or any Material Subsidiary (other than any Debt which is owed to the Company or a Subsidiary) is not paid at its final maturity, or if such principal shall be declared due and payable prior to its final maturity as a result of default, or if the Company or any Material Subsidiary shall fail to honor a Guarantee of any Debt and the aggregate of all such sums not paid, not honored or declared due and payable shall be in excess of 3% of Consolidated Shareholders’ Equity and, in any such case, the time for payment of such principal or Debt shall not have been effectively extended, provided, however, that there shall be excluded from the provisions of this Event of Default any of the above events where:

(A)	the relevant Debt was made available by financiers (including, without limitation, sellers, lenders and lessors) who can only have recourse to an action in damages and/or to specified assets or revenues and/or to assets or revenues of a specified project or projects and/or to an amount calculated by reference to any such assets or revenues; or

(B)	the relevant Debt was incurred by a special purpose corporation (being a corporation whose principal assets and business at the time such Debt was originally agreed to be made available related to the project or projects for which such Debt was to be incurred) and in respect of such Debt the creditor can only have recourse to the Company by way of an action in damages and/or to specified assets or revenues and/or to assets or revenues of a specified project or projects and/or to an amount calculated by reference to any such assets or revenues.

Notwithstanding the terms of Subsection 503(a) of the Amended and Restated Indenture, in the event of a declaration of acceleration in respect of the Notes because an Event of Default as specified above shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Debt that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Debt, and written notice of such discharge or rescission, as the case may be, shall have been given to the Notes Trustee by the Company and countersigned by the holders of such Debt or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Notes and no other Event of Default has occurred during such 30‑day period which has not been cured or waived during such period; or

(b)                The failure by the Company to comply with its obligations set forth in Section 203(g) of this Seventh Supplemental Indenture.

ARTICLE IV

MISCELLANEOUS PROVISIONS

Section 401.       Effect of Seventh Supplemental Indenture.

(a)                 This Seventh Supplemental Indenture is a supplemental indenture within the meaning of Section 901 of the Amended and Restated Indenture, and the Amended and Restated Indenture shall be read together with this Seventh Supplemental Indenture and shall have the same effect over the Notes in the same manner as if the provisions of the Amended and Restated Indenture and this Seventh Supplemental Indenture were contained in the same instrument.

(b)                In all other respects, the Amended and Restated Indenture is confirmed by the parties hereto as supplemented by the terms of this Seventh Supplemental Indenture.

Section 402.       Effect of Headings and Table of Contents.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 403.       Successors and Assigns.

All covenants and agreements in this Seventh Supplemental Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 404.      Severability Clause.

In case any provision in this Seventh Supplemental Indenture or in any Notes, as applicable, shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 405.       Interest Act.

For purposes of the Interest Act (Canada), where interest is required to be calculated (i) on the basis of a 360-day year (or any other period of less than a full year), the yearly rate of interest which is equivalent to such rate of interest for such period of less than one year may be determined by multiplying such rate of interest by a fraction, the numerator of which is the actual number of days in the year in which such interest is payable and the denominator of which is 360 (or the number of days in such period).

Section 406.       Benefits of Indenture.

Nothing in this Seventh Supplemental Indenture or in the Notes, as the case may be, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Security Registrar and their successors hereunder, the Holders of the Notes, any benefit or any legal or equitable right, remedy or claim under this Seventh Supplemental Indenture.

Section 407.       Counterparts.

This Seventh Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. Counterparts may be executed either in original or faxed form and the parties hereto adopt any signatures received by a receiving fax machine as the original signature of such party.

Section 408.       Acceptance of Trusts.

The Notes Trustee hereby accepts the trusts in this Seventh Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in the Indenture and in trust for the Holders from time to time, subject to the terms and conditions of the Indenture.

Section 409.       Effective Time.

This Seventh Supplemental Indenture shall become effective upon the execution and delivery of this Seventh Supplemental Indenture by the Company and the Notes Trustee.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Seventh Supplemental Indenture to be duly executed and attested, all as of the day and year first written above.

THOMSON REUTERS CORPORATION, as Issuer

		By:	/s/ Michelle Scheer
Name: Michelle Scheer
Title: Treasurer

Attest:	/s/ David E. Shaw
Name: David E. Shaw
Title: Senior Vice President, Finance

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

		By:	/s/ Judith Sebald
Judith Sebald
Corporate Trust Officer

		By:	/s/ Soheil Kafai
Soheil Kafai
Corporate Trust Officer

Attest:	/s/ Ann Samuel
Name: Ann Samuel
Title: Associate Trust Officer

ACKNOWLEDGED AND AGREED, as of the day and year first written above, solely with respect to Section 203(i) hereof.

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Co-Trustee

by

DEUTSCHE BANK NATIONAL TRUST COMPANY

		By:	/s/ Chris Niesz
Name: Chris Niesz
Title: Assistant Vice President

		By:	/s/ Jeffrey Schoenfeld
Name: Jeffrey Schoenfeld
Title: Assistant Vice President

Attest:	/s/ Debra A. Schwald
Name: Debra A. Schwald
Title: Vice President

EXHIBIT I

(Form of Global Notes)

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Thomson Reuters Corporation (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

À moins que le présent certificat ne soit présenté par un représentant autorisé de Services de dépôt et de compensation CDS inc. (la « CDS ») à Thomson Reuters Corporation (l’« émetteur ») ou à son mandataire pour inscription du transfert, de l’échange ou du paiement, et que tout certificat émis relativement à cet effet ne soit inscrit au nom de CDS & CO. ou à tout autre nom, tel que demandé par un représentant autorisé de la CDS (et que tout paiement ne soit fait à CDS & CO. ou à une autre entité, tel que demandé par un représentant autorisé de la CDS), TOUT TRANSFERT, MISE EN GAGE OU AUTRE UTILISATION DE LA PRÉSENTE CONTRE VALEUR OU DE TOUTE AUTRE MANIÈRE PAR UNE PERSONNE OU EN FAVEUR D’UNE PERSONNE EST FAUTIF puisque le porteur inscrit de la présente, CDS & CO., détient un droit de propriété à l’égard des titres représentés par le présent certificat et qu’il s’agit d’une violation de ses droits si une autre personne détient, transfère ou négocie le présent certificat.

THOMSON REUTERS CORPORATION

3.309 % Notes due 2021

Billets à 3,309% échéant en 2021

No. A-1 / No A‑1

C$550,000,000 / 550 000 000 $ CA

CUSIP : 884903BS3

ISIN : CA 884903BS38

THOMSON REUTERS CORPORATION, a corporation duly organized and existing under the laws of the Province of Ontario (herein called the “Corporation”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CDS & Co., or its registered assigns, the principal sum of C$550,000,000 (FIVE HUNDRED AND FIFTY MILLION CANADIAN DOLLARS) on November 12, 2021, at the office or agency of the Corporation referred to below, and to pay interest thereon on May 12, 2015 and semi-annually thereafter, on May 12 and November 12 in each year, from November 12, 2014, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 3.309 % per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Securities from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security is registered at the close of business on the Regular Record Date for such interest, which shall be April 28 or October 29 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate borne by the Securities, may be paid to the Person in whose name this Security is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

Thomson Reuters Corporation, société dûment constituée sous le régime des lois de la province d’Ontario (ci‑après, la « Société », terme qui comprend toute personne remplaçante aux termes de l’acte de fiducie auquel il est fait référence ci‑après), contre valeur reçue, s’engage par la présente à rembourser à CDS & Co., ou aux cessionnaires inscrits de celle‑ci, le capital de 550 000 000 $ CA (CINQ CENTS CINQUANTE MILLIONS DE DOLLARS CANADIENS) le 12 novembre 2021, au bureau ou à l’agence de la Société dont il est fait mention ci‑après, et à verser l’intérêt y afférent le 12 mai 2015 et semestriellement par la suite, le 12 mai et le 12 novembre de chaque année, à partir du 12 novembre 2014 ou à partir de la plus récente date de versement de l’intérêt jusqu’à laquelle l’intérêt a été versé ou dûment prévu, au taux de 3,309 % par année, jusqu’à ce que le remboursement du capital ait été effectué ou dûment prévu et (dans la mesure où cela est conforme à la loi) à verser à la demande l’intérêt sur l’intérêt en souffrance calculé au taux applicable aux titres à partir de la date à laquelle cet intérêt en souffrance devient payable jusqu’à la date à laquelle cet intérêt est versé ou dûment prévu. L’intérêt ainsi payable, et versé ponctuellement ou dûment prévu, à une date de versement de l’intérêt sera versé, comme il est prévu dans l’acte de fiducie, à la personne au nom de laquelle le présent titre est inscrit à la fermeture des bureaux à la date habituelle de clôture des registres pour cet intérêt, soit le 28 avril ou le 29 octobre (qu’il s’agisse ou non d’un jour ouvrable), selon le cas, qui précède cette date de versement de l’intérêt. L’intérêt qui n’est pas versé ponctuellement ou dûment prévu cessera d’être payable au porteur à cette date habituelle de clôture des registres, et cet intérêt en souffrance et (dans la mesure où cela est conforme à la loi) l’intérêt sur cet intérêt en souffrance calculé au taux applicable aux titres, peut être versé à la personne au nom de laquelle le présent titre est inscrit à la fermeture des bureaux à une date spéciale de clôture des registres pour le paiement de cet intérêt en souffrance qui doit être déterminée par le fiduciaire et qui doit faire l’objet d’un avis devant être donné aux porteurs au moins dix jours avant la date spéciale de clôture des registres, ou peut être versé en tout temps de tout autre manière conforme à la loi qui ne contrevient pas aux exigences des bourses à la cote desquelles les titres peuvent être inscrits, et sur réception de tout avis pouvant être exigé par une telle bourse, comme il est plus amplement décrit dans l’acte de fiducie.

La présente fait référence aux autres dispositions du présent titre qui sont décrites au verso de la présente, et ces dispositions auront le même effet que si elles étaient décrites sur la présente page.

À moins que le certificat d’authentification ci‑joint n’ait été dûment signé par signature manuscrite par le fiduciaire, le présent titre ne conférera aucun avantage aux termes de l’acte de fiducie, ni ne sera valide ou exécutoire à aucune fin.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed and attested.

EN FOI DE QUOI, la société a dûment fait signer et attester le présent effet.

Dated: November 12, 2014

Le 12 novembre 2014

THOMSON REUTERS CORPORATION

By/Par:
Name/Nom:

Title/Poste :

Attest/Attester:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

CERTIFICAT D'AUTHENTIFICATION DU FIDUCIAIRE

This is one of the Securities of the series designated as the 3.309 % Notes due 2021, and issued under the Indenture as described herein.

La présente constitue un des titres de la série désignée comme étant les billets à 3,309% échéant en 2021, qui est émis aux termes de l’acte de fiducie de la manière décrite aux présentes.

COMPUTERSHARE TRUST COMPANY OF CANADA,

as Trustee

SOCIÉTÉ DE FIDUCIE COMPUTERSHARE DU CANADA,

en qualité de fiduciaire

Dated : November 12, 2014 / Le 12 novembre 2014	By/Par :
Authorized Officer
Signataire autorisé

THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL NOT BE CONSTRUED AS A REPRESENTATION OR WARRANTY BY THE TRUSTEE AS TO THE VALIDITY OF THE INDENTURE OR OF THE SECURITIES OR OF THEIR ISSUANCE AND THE TRUSTEE WILL IN NO RESPECT BE LIABLE OR ANSWERABLE FOR THE USE MADE OF SUCH SECURITIES OR ANY OF THEM OR THE PROCEEDS THEREOF. THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL, HOWEVER, BE A REPRESENTATION AND WARRANTY BY THE TRUSTEE THAT THE SECURITIES HAVE BEEN DULY CERTIFIED BY OR ON BEHALF OF THE TRUSTEE PURSUANT TO THE PROVISIONS OF THE INDENTURE.

LE PRÉSENT CERTIFICAT DU FIDUCIAIRE SIGNÉ SE TROUVANT SUR LES TITRES NE DOIT PAS ÊTRE CONSIDÉRÉ COMME UNE DÉCLARATION OU UNE GARANTIE PAR LE FIDUCIAIRE QUANT À LA VALIDITÉ DE L’ACTE DE FIDUCIE, DES TITRES OU DE LEUR ÉMISSION ET LE FIDUCIAIRE N’AURA AUCUNE RESPONSABILITÉ À L’ÉGARD DE CES TITRES OU DE LEUR UTILISATION OU DU PRODUIT Y AFFÉRENT. LE PRÉSENT CERTIFICAT DU FIDUCIAIRE SIGNÉ SE TROUVANT SUR LES TITRES CONSTITUE, CEPENDANT, UNE DÉCLARATION FAITE ET UNE GARANTIE DONNÉE PAR LE FIDUCIAIRE À L’EFFET QUE LES TITRES ONT ÉTÉ DÛMENT CERTIFIÉS PAR LE FIDUCIAIRE OU POUR SON COMPTE AUX TERMES DES DISPOSITIONS DE L’ACTE DE FIDUCIE.

[Reverse of Security]

This Security is one of a duly authorized issue of securities of the Corporation designated as its 3.309 % Notes due 2021 (herein called the “Securities”) issued under an amended and restated indenture dated as of December 21, 2010 (herein called the “Amended and Restated Indenture”) among the Corporation, Computershare Trust Company of Canada, as Canadian trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture) and Deutsche Bank Trust Company Americas, as U.S. trustee (herein called the “U.S. Trustee”) and a Seventh Supplemental Indenture between the Corporation, the Trustee and the U.S. Trustee as of November 12, 2014 (the “Seventh Supplemental Indenture,” and collectively referred to herein as, the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Corporation, the Trustee and the Holders, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is a global Security representing C$550,000,000 aggregate principal amount of the Securities.

The Securities will be direct, unsecured obligations of the Corporation and will not be guaranteed. The Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Corporation.

Payment of the principal of (and premium, if any, on) and interest on this Security will be made at the office or agency of the Corporation maintained or caused to be maintained for that purpose in Toronto, Ontario or at such other office or agency of the Corporation as may be maintained or caused to be maintained for such purpose, in such coin or currency of Canada as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of the principal (and premium, if any) and interest may be made at the option of the Corporation (i) by cheque mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (ii) by wire transfer to an account maintained by the payee located in the United States or Canada; provided, that principal paid in relation to any Security, redeemed at the option of the Corporation or upon Maturity, shall be paid to the Holder of such Security only upon presentation and surrender of such Security to such office or agency referred to above.

This Security is not subject to any sinking fund.

Before October 12, 2021, the Securities are subject to redemption upon not less than 30 days’ and not more than 60 days’ notice, at any time, as a whole or in part, at the election of the Corporation, at a Redemption Price which is equal to the greater of (i) the Canada Yield Price and (ii) par, in each case together with accrued and unpaid interest to the Redemption Date, all as provided in the Indenture. On or after October 12, 2021, the Securities are subject to redemption upon not less than 30 days’ and not more than 60 days’ notice, at any time, as a whole or in part, at the election of the Corporation, at a Redemption Price which is equal to 100% of the principal amount of such Securities, together with accrued and unpaid interest to the Redemption Date, all as provided in the Indenture. Such accrued interest and the Redemption Price will be calculated on the basis of a 365-day year. Unless the Corporation defaults in the payment of the Redemption Price, on or after the Redemption Date, interest will cease to accrue on the Securities or the portions thereof called for redemption.

“Canada Yield Price” means a price equal to the price of the Securities calculated to provide a yield to maturity equal to the Government of Canada Yield plus 39.5 basis points on the business day on which the redemption is authorized.

“Government of Canada Yield” means the interest rate quoted to the Company by one of BMO Nesbitt Burns Inc., TD Securities Inc. and RBC Dominion Securities Inc. or their respective successors (selected by the Company and approved by the Notes Trustee) as being the annual yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on the Redemption Date with a maturity equal to November 12, 2021.

In the case of any redemption of Securities, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities of record at the close of business on the relevant Record Date referred to on the face hereof. Securities (or portions thereof) for whose redemption provision is made in accordance with the Indenture shall cease to bear interest from and after the Redemption Date.

In the event of redemption of this Security in part only, a new Security or Securities for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

If a Change of Control Triggering Event (as defined in the Seventh Supplemental Indenture) occurs, unless the Corporation has exercised its right to redeem the Securities, the Corporation will be required to make an offer to repurchase the Securities on the terms and subject to the conditions set forth in Section 203(g) of the Seventh Supplemental Indenture except that the Corporation will not be required to make such an offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Corporation, and such third party purchases all Securities properly tendered and not withdrawn under its offer.

If an Event of Default shall occur and be continuing, the principal of the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.

In addition to the Events of Default provided for in the Indenture and subject to certain exceptions described in the Indenture, (i) the failure by the Corporation or any Material Subsidiary to pay, when due, the principal of any Debt of the Corporation or any Material Subsidiary (other than any Debt which is owed to the Corporation or a Subsidiary) or to pay amounts due under any Guarantee of any Debt if the aggregate principal amount of such obligations and guaranteed obligations exceeds 3% of Consolidated Shareholders’ Equity and, in any such case, the time for payment has not been effectively extended, excluding any of the above events in respect of certain Debt where the creditor can only have recourse to an action in damages and/or to specified assets or revenues, or (ii) the failure by the Corporation to comply with its obligations set forth in Section 203(g) of the Seventh Supplemental Indenture, will constitute an Event of Default with respect to the Securities, and continuance of such condition for a period of 60 days after there has been given, by registered or certified mail, to the Corporation by the Trustee or to the Corporation and the Trustee by Holders of at least 25% in principal amount of the Outstanding Securities a written notice specifying such condition and requiring it to be remedied and stating that such notice is a “Notice of Default” under the Indenture, will constitute an Event of Default. In the event of a declaration of acceleration in respect to the Securities because an Event of Default described in clause (i) of this paragraph has occurred and is continuing, such declaration of acceleration shall be automatically annulled if the Debt that is subject to such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Debt and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Corporation on this Security and (b) certain restrictive covenants and the related Defaults and Events of Default, in each case upon compliance by the Corporation with certain conditions set forth therein, which provisions apply to this Security.

The Corporation has the right at any time, without notice to or consent of the Holders, to designate one of its Wholly-Owned Subsidiaries (as defined in the Seventh Supplemental Indenture) that is incorporated under the laws of Canada or any province thereof, any state of the United States, the United Kingdom, or any other country that is a member of the European Union to assume, as co-obligor (“Co-Obligor”) on a joint and several basis with the Corporation, all obligations of the Corporation under the Indenture (insofar as it applies to the Securities) and the Securities, provided that the conditions set out in the Indenture are satisfied. The obligations of the Co-Obligor under the Securities shall rank equally with all of the Co-Obligor’s other unsecured and unsubordinated obligations.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Securities of such series affected thereby under the Indenture at any time by the Corporation and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of all affected Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities affected thereby, to waive compliance by the Corporation with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

The Corporation may from time to time, without notice to or the consent of the Holders, create and issue further Securities ranking pari passu with the Securities in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the Securities or except for the first payment of interest following the issue date of the Securities) and so that such further Securities may be consolidated and form a single series with the Securities and have the same terms as to status, redemption or otherwise as the Securities.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable on the Security Register of the Corporation, upon surrender of this Security for registration of transfer at the office or agency of the Corporation maintained or caused to be maintained for such purpose in the Province of Ontario or at a central register maintained by the Trustee at the Corporate Trust Office in Toronto, Ontario, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form without coupons in denominations of C$1,000 and integral multiples thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith, other than certain exchanges as specified in the Indenture.

Prior to the time of due presentment of this Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and none of the Corporation, the Trustee or any agent shall be affected by notice to the contrary.

If at any time, (i) the Depositary notifies the Corporation that it is unwilling or unable or no longer qualifies to continue as Depositary and a successor depositary is not appointed by the Corporation within 90 days after the Corporation receives such notice or becomes aware of such condition, as the case may be, or (ii) the Corporation determines that the Securities shall no longer be represented by a global Security or Securities, then in such event the Corporation will execute and the Trustee will authenticate and deliver Securities in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of this Security in exchange for this Security. Such Securities in definitive registered form shall be registered in such names and issued in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. The Trustee shall deliver such Securities to the Persons in whose names such Securities are so registered.

Any money that the Corporation deposits with the Trustee or held by the Corporation in trust for the payment of principal of (or premium, if any) or any interest on the Securities that remains unclaimed for two years after the date upon which the principal, premium, if any, or interest are due and payable, will be repaid to the Corporation upon the Corporation’s request subject to the mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the Holder will be able to seek any payment to which that Holder may be entitled to collect only from the Corporation.

The Corporation’s obligation to pay the principal of (or premium, if any) and interest on the Securities will cease if the Securities are not presented for payment within a period of ten years and a claim for interest is not made within five years from the date on which such principal, premium, if any, or interest, as the case may be, becomes due and payable.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

[Verso du titre]

Le présent titre fait partie d’une émission de titres de la Société dûment autorisée et désignée comme ses billets à 3,309% échéant en 2021 (ci‑après, les « titres »), émis aux termes d’un acte de fiducie, modifié et mis à jour, daté du 21 décembre 2010 (ci‑après, l’« acte de fiducie modifié et mis à jour ») conclu entre la Société et Société de fiducie Computershare du Canada, en qualité de fiduciaire canadien (ci‑après, le « fiduciaire », qui désigne également tout fiduciaire remplaçant aux termes de l’acte de fiducie) et Deutsche Bank Trust Company Americas, en qualité de fiduciaire américain (ci‑après, le « fiduciaire américain ») et d’un septième acte de fiducie supplémentaire intervenu entre la Société, le fiduciaire et le fiduciaire américain conclu le 12 novembre 2014 (ci‑après, le « septième acte de fiducie supplémentaire » et, collectivement aux présentes, l’« acte de fiducie »). Il y a lieu de se reporter à cet acte de fiducie et aux actes de fiducie supplémentaires pour connaître l’énoncé des droits, des limitations de droits, des tâches, des obligations et des immunités respectifs aux termes de ces actes de la Société, du fiduciaire et des porteurs, de même que les modalités selon lesquelles les titres sont, et doivent être, authentifiés et remis. Le présent titre est un titre global représentant un capital global de 550 000 000 $ CA de titres.

Les titres constitueront des obligations directes non garanties de la Société, ne seront pas garantis et seront de rang égal à toutes les autres obligations non garanties et non subordonnées de la Société.

Le capital du présent titre (et la prime y afférente, s’il y a lieu) et l’intérêt y afférent seront payables au bureau ou à l’agence de la Société maintenu ou que la Société fait maintenir à Toronto, en Ontario, ou à tout autre bureau ou agence de la Société maintenu ou que la Société fait maintenir à cette fin, en la monnaie ou la devise du Canada qui, au moment du paiement, a cours légal pour le remboursement des dettes publiques et privées. Toutefois, il est entendu que le capital (et la prime y afférente, s’il y lieu) et l’intérêt peuvent être payés au gré de la Société (i) par un chèque posté à l’adresse de la personne qui y a droit à l’adresse figurant dans le registre de titres ou (ii) par un virement télégraphique à un compte situé aux États‑Unis ou au Canada et tenu par la personne qui y a droit. Il est entendu que le capital relatif à un titre, racheté au gré de la Société ou à son échéance, ne sera payé au porteur de ce titre que sur présentation et remise de ce titre au bureau ou à l’agence dont il est question ci‑dessus.

Le présent titre n’est assujetti à aucun fonds d’amortissement.

Avant le 12 octobre 2021, les titres sont assujettis au rachat sur avis d’au moins 30 jours et d’au plus 60 jours, en tout temps, en totalité ou en partie, au gré de la Société, à un prix de rachat correspondant à la plus élevée des sommes suivantes : (i) le prix de rendement des obligations du Canada et (ii) au pair, majoré, dans chaque cas, de l’intérêt couru et impayé jusqu’à la date de rachat, le tout conformément aux modalités de l’acte de fiducie. À compter du 12 octobre 2021, les titres sont assujettis au rachat sur avis d’au moins 30 jours et d’au plus 60 jours, en tout temps, en totalité ou en partie, au gré de la Société, à un prix de rachat correspondant à 100 % du montant de capital de ces titres, majoré de l’intérêt couru et impayé jusqu’à la date de rachat, le tout conformément aux modalités de l’acte de fiducie. L’intérêt couru et le prix de rachat seront calculés sur la base d’une année comptant 365 jours. À moins que la Société n’omette de payer le prix de rachat à la date de rachat ou après cette date, l’intérêt cessera de courir sur les titres ou les tranches de titres appelés au rachat.

Le terme « prix de rendement des obligations du Canada » désigne un prix correspondant au prix des titres, calculé de façon à fournir un rendement à l’échéance égal au rendement des obligations du gouvernement du Canada, majoré de 39,5 points de base le jour ouvrable où le rachat est autorisé.

Le terme « rendement des obligations du gouvernement du Canada » désigne le taux d’intérêt fourni à la Société par l’un de BMO Nesbitt Burns Inc., de Valeurs Mobilières TD Inc. et de RBC Dominion valeurs mobilières Inc. ou leurs remplaçants respectifs (choisi par la Société et approuvé par le fiduciaire pour les billets (Notes Trustee)) comme étant le rendement annuel à l’échéance, composé semestriellement et calculé conformément aux pratiques financières généralement reconnues, qu’une obligation non remboursable du gouvernement du Canada comporterait si elle était émise en dollars canadiens au Canada, à 100 % de son capital à la date de rachat, avec une date d’échéance tombant le 12 novembre 2021.

Dans le cas de rachats de titres, les versements d’intérêt dont l’échéance déclarée correspond au plus tard à la date de rachat seront payables aux porteurs inscrits de ces titres à la fermeture des bureaux à la date de clôture des registres pertinente mentionnée au recto des présentes. Les titres (ou une partie de ceux‑ci) pour lesquels une provision de rachat est constituée conformément à l’acte de fiducie cesseront de porter intérêt à compter de la date de rachat.

Dans l’hypothèse du rachat d’une partie seulement du présent titre, un ou plusieurs nouveaux titres représentant la partie non rachetée de celui‑ci seront émis au nom du porteur en question à l’annulation du titre racheté en partie.

Si un événement donnant lieu à un changement de contrôle se produit (au sens donné au terme « change of control triggering event » dans le septième acte de fiducie supplémentaire), à moins que la Société n’ait exercé son droit de racheter les titres, la Société sera tenue de présenter une offre de rachat à l’égard des titres selon les modalités, et sous réserve des conditions, présentées à l’article 203(g) du septième acte de fiducie supplémentaire. Toutefois, la Société ne sera pas tenue de présenter une telle offre si une tierce partie présente une offre en conformité avec les exigences d’une offre présentée par la Société, notamment pour ce qui est de la manière dont elle est présentée et des moments auxquels elle est présentée, et que cette tierce partie achète la totalité des titres dûment déposés en réponse à l’offre, sans que leur dépôt soit révoqué.

Dans l’hypothèse où un cas de défaut survient et se poursuit, le capital des titres pourrait être déclaré comme étant dû et payable de la manière prévue dans l’acte de fiducie et avec l’effet qui y est prévu.

En plus des cas de défaut prévus dans l’acte de fiducie et sous réserve de certaines exceptions indiquées dans l’acte de fiducie, (i) l’omission de la Société ou d’une filiale importante, à l’échéance, de rembourser le capital d’une dette de la Société ou d’une filiale importante (exception faite d’une dette exigible par la Société ou par une filiale) ou l’omission de verser des montants exigibles aux termes de la garantie d’une dette, si le capital global des obligations garanties ou non dépasse 3 % de l’avoir consolidé des actionnaires et, dans un tel cas, si la date d’échéance du paiement n’a pas été reportée, sauf si les cas ci‑dessus se rapportent à certaines dettes à l’égard desquelles le créancier ne peut avoir recours qu’à une action en dommages‑intérêts et/ou ne visant que certains actifs ou produits d’exploitation, ou (ii) l’omission de la Société de respecter ses obligations énoncées à l’article 203(g) du septième acte de fiducie supplémentaire, constituera un cas de défaut à l’égard des titres et le fait que ce cas de défaut perdure pendant une période de 60 jours après qu’un avis écrit précisant ce cas de défaut, exigeant qu’il y soit remédié et avisant qu’il s’agit d’un « avis de cas de défaut » aux termes de l’acte de fiducie, a été remis par courrier recommandé ou certifié à la Société par le fiduciaire, ou à la Société et au fiduciaire par les porteurs d’au moins 25 % en capital des titres en circulation, constitueront des cas défaut. Dans l’hypothèse où survient une déclaration de perte du bénéfice du terme relativement aux titres en raison de la survenance et du maintien d’un cas de défaut décrit au point (i) du présent paragraphe, une telle déclaration de perte du bénéfice du terme sera automatiquement annulée si la dette visée par le cas de défaut a été réglée ou si les porteurs de la dette ont annulé leur déclaration de perte du bénéfice du terme relativement à la dette et si aucun autre cas de défaut n’est survenu au cours d’une période de 30 jours sans avoir fait l’objet d’un règlement ou d’une renonciation au cours de cette période.

L’acte de fiducie contient des clauses concernant en tout temps a) le désendettement de la totalité de la dette qui incombe à la Société aux termes du présent titre et b) l’extinction de certaines clauses restrictives et des défauts et cas de défaut y afférents, dans chaque cas suite au respect par la Société de certaines conditions qui y sont décrites. Ces clauses s’appliquent au présent titre.

La Société peut, à tout moment, sans préavis aux porteurs ni consentement de ces derniers, désigner une de ses filiales en propriété exclusive (au sens donné au terme « wholly-owned subsidiairies » dans le septième acte de fiducie supplémentaire) qui est constituée sous le régime des lois du Canada ou d’une province canadienne, de tout État des États-Unis, du Royaume-Uni ou de tout autre pays qui est membre de l’Union Européenne, afin qu’elle prenne en charge, en qualité de codébiteur (le « codébiteur »), solidairement avec la Société, toutes les obligations de la Société aux termes de l’acte de fiducie (dans la mesure où il s’applique à la Société) et des titres, pour autant que les conditions énoncées dans l’acte de fiducie soient respectées. Les obligations du codébiteur à l’égard des titres seront de rang égal à toutes les autres obligations non subordonnées et non garanties du codébiteur.

L’acte de fiducie permet, compte tenu de certaines exceptions qui y sont mentionnées, la modification de l’acte de fiducie et la modification des droits et des obligations de la Société et des droits des porteurs de titres de la série visée par la modification aux termes de l’acte de fiducie en tout temps par la Société et le fiduciaire, avec le consentement de porteurs représentant au moins la majorité du capital global de tous les titres en circulation visés par la modification en question. L’acte de fiducie contient également des clauses permettant aux porteurs de certains pourcentages du capital global des titres alors en circulation, pour le compte de la totalité des porteurs des titres qui sont visés par la modification, de renoncer au respect par la Société de certaines clauses de l’acte de fiducie et à certains défauts passés, aux termes de celui‑ci, ainsi qu’à leurs conséquences. Cette renonciation ou ce consentement donné par le porteur du présent titre, ou pour son compte, sera définitif et obligatoire pour ce porteur et pour tous les porteurs subséquents de ce titre ou d’un titre émis à l’inscription du transfert de ce titre, en échange de celui‑ci ou à la place de celui‑ci, que cette renonciation ou ce consentement soit ou non noté sur le présent titre.

La Société peut, à l’occasion, sans avis aux porteurs et sans obtenir l’approbation de ceux‑ci, créer et émettre des titres supplémentaires qui auront un rang égal aux titres à tous égards (ou à tous égards, à l’exception du versement de l’intérêt accumulé avant la date de l’émission des titres ou à l’exception du premier versement d’intérêt suivant la date de l’émission des titres), afin que ces titres supplémentaires puissent être regroupés pour former une seule série avec les titres et être assortis des mêmes modalités que les titres, en ce qui a trait au statut, au rachat ou à d’autres égards.

Aucun renvoi à l’acte de fiducie contenu aux présentes et aucune clause du présent titre ou de l’acte de fiducie ne modifiera ou ne portera atteinte à l’obligation de la Société, qui est absolue et inconditionnelle, de rembourser le capital du présent titre (et de verser la prime y afférente, s’il y a lieu) et de verser l’intérêt sur celui‑ci aux moments, au lieu, aux taux et dans la monnaie ou la devise prévus aux présentes.

Comme il est prévu dans l’acte de fiducie et sous réserve de certaines restrictions décrites dans celui‑ci, le transfert du présent titre peut être inscrit dans le registre de titres de la Société, à la remise du présent titre aux fins d’inscription du transfert au bureau ou à l’agence de la Société maintenu ou que la Société fait maintenir à cette fin dans la province d’Ontario ou dans un registre central maintenu par le fiduciaire au bureau du fiduciaire de la Société à Toronto (Ontario), titre devant être dûment endossé, ou accompagné d’un document écrit de transfert qui satisfait aux exigences de la Société et de l’agent chargé de la tenue du registre de titres et qui est dûment signé, par le porteur ou par son fondé de pouvoir dûment autorisé par écrit; par la suite, un ou plusieurs nouveaux titres, en coupures autorisées et pour le même capital global, seront émis aux cessionnaires désignés.

Les titres pourront être émis uniquement sous forme de titres nominatifs, sans coupons, et en coupures de 1 000 $ CA et de multiples entiers de 1 000 $ CA. Comme il est prévu dans l’acte de fiducie et sous réserve de certaines restrictions décrites dans celui‑ci, les titres peuvent être échangés pour un capital global équivalent de titres d’une coupure autorisée différente, tel que demandé par le porteur qui remet les titres.

Aucuns frais de service ne seront exigés pour l’inscription d’un transfert ou d’un échange de titres, mais la Société peut exiger le paiement d’une somme suffisante pour couvrir tout impôt ou autre charge gouvernementale payable à cet égard, exception faite de certains échanges, comme le précise l’acte de fiducie.

Avant la présentation en bonne et due forme du présent titre aux fins d’inscription d’un transfert, la Société, le fiduciaire et un mandataire de la Société ou du fiduciaire peuvent considérer la personne au nom de laquelle le présent titre est inscrit comme le propriétaire de celui‑ci à toutes fins, que le présent titre soit ou non en souffrance, et ni la Société, ni le fiduciaire, ni un mandataire ne sera concerné par un avis à l’effet contraire.

Si, à un moment donné, (i) le dépositaire avise la Société qu’il ne souhaite plus être dépositaire, qu’il n’est plus capable d’agir en cette qualité ou qu’il n’est plus qualifié pour le faire et qu’un dépositaire remplaçant n’est pas nommé par la Société dans les 90 jours suivant le moment où la Société reçoit cet avis ou prend connaissance de cette situation, selon le cas, ou (ii) la Société détermine que les titres ne seront plus représentés par un titre global ou plusieurs titres globaux, alors la Société signera et le fiduciaire authentifiera et remettra les titres sous forme nominative définitive, dans des coupures autorisées, et pour un capital global égal au capital du présent titre donné en échange. Ces titres sous forme nominative définitive seront inscrits aux noms et seront émis dans les coupures autorisées que le dépositaire aura demandés au fiduciaire, aux termes de directives provenant de ses participants directs ou indirects ou autrement. Le fiduciaire remettra ces titres aux personnes aux noms desquelles ces titres sont inscrits.

Tout montant que la Société dépose auprès du fiduciaire ou qui est détenu en fiducie par la Société pour le remboursement du capital (ou le paiement d’une prime, le cas échéant) ou le paiement de tout intérêt sur les titres, et qui demeure non réclamé pendant une période de deux ans suivant la date à laquelle le capital, la prime, le cas échéant, ou l’intérêt sont dus et exigibles, sera remboursé à la Société si elle en fait la demande, sous réserve des dispositions impératives de toute loi applicable en matière de biens non réclamés. Après cette période, à moins que les dispositions impératives d’une loi applicable en matière de biens non réclamés ne l’exigent, le porteur pourra exiger tout paiement qu’il a le droit de recevoir uniquement auprès de la Société.

L’obligation de la Société de rembourser le capital (ou de payer la prime, s’il y a lieu) et de payer l’intérêt sur les titres s’éteindra si les titres ne sont pas présentés pour remboursement dans un délai de dix ans et qu’une demande d’intérêt n’est pas déposée dans les cinq ans de la date à laquelle le capital, la prime, le cas échéant, ou l’intérêt, s’il y a lieu, deviennent dus et exigibles.

L’acte de fiducie et le présent titre sont régis et interprétés conformément aux lois de l’État de New York.

Les termes utilisés dans le présent titre qui sont définis dans l’acte de fiducie ont le sens qui leur est attribué dans l’acte de fiducie.